SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

= 2,=1) 0= 1 "40915.01-Toronto Server 1A - MSW"

No.

Document

News Release on  First Quarter 2005 Interim Financials dated May 10, 2005

2

First Quarter 2005 Interim Financial Statements and Management

Discussions dated May 9, 2005

3

CEO and CFO Certifications of First Quarter Financial Statements dated May 10, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under signed, thereunto duly authorized.

Date:    May 10, 2005, 2005

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

2

New Footwall Discovery and Aurora Acquisition

Highlighted FNX Mining's Q1

TORONTO, Ontario -May 10, 2005 -FNX Mining Company Inc. (FNX-TSX/AMEX) reports financial and operating results for the three months ending March 31, 2005.

Footwall Discovery

In late February, FNX announced a new footwall discovery at approximately 3,900 ft vertically below surface and 1,500 ft horizontally from the bottom of the Company's Levack No. 2 Shaft.  Two massive sulfide veins were intersected in FNX hole 6010 containing chalcopyrite, cubanite, pendlandite and millerite.  The first vein was 10.2 ft wide and graded 26.2% copper, 3.0% nickel and 0.42 ounces per ton platinum+palladium+gold, while the second vein was 16.4 ft wide and averaged 26.2% copper, 3.7% nickel and 0.45 ounces per ton platinum+palladium+gold. The mineralization was associated with a large bornite vein halo and a strong UTEM-4 in-hole and off-hole geophysical anomaly; which measures approximately 1,000 ft x 650 ft and contains a highly conductive core area of approximately 225 ft by 375 ft.

Financial Results

The Company reported a net income of $0.7 million or $0.01 per share on revenues of $15.1 million in the first quarter of 2005, compared to revenue of $9.5 million which generated a net income of $1.3 million or $0.03 per share in the similar period of 2004. Payable revenue per ton in this reporting period was $203 compared to $240 per ton in the first quarter of 2004.  The average cash operating costs (a non-GAAP measure which includes mining costs before depreciation and amortization) were $9.6 million or $129 per ton shipped in the first quarter of 2005, compared to $4.5 million or $114 per ton in the first of 2004.  The cash operating margin (a non-GAAP measure defined as revenue less cash operating costs) during the first quarter 2005, was $5.5 million or $74 per shipped ton compared to $5.0 million or $126 per shipped ton in the similar period in 2004.  The cash cost of producing a pound of nickel, net of by-product credits, for the quarter was US $4.02 compared to US $2.69 in the same period in 2004. Production levels, grade of nickel ore and cash unit costs were negatively affected by the backfill cycle limiting availability of stopes and from the mining of incremental ore.

The average metal prices received during the first quarter were US $6.89/lb for nickel and US $1.43/lb for copper.

Cash and short term deposits totaled $50.5 million and working capital was $61.1 million with no debt at March 31, 2005.  Cash and short term deposits at December 31, 2004 were $56.8 million with working capital of $68.8 and no debt.

Consolidated Financial Results

(Cdn$000's, except per share data):

Three months ended

March 31,

March 31,

2005

 2004

____________________________________________________________

Revenue

$

15,084

$

9,511

Earnings

728

1,311

Earnings per share

$

0.01

$

0.03

Note: The Company accounts for the SJV operations on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% ownership interest is accounted for as a "non-controlling interest" in the revenue, expenses and assets of the SJV.

Operating Results

The Company and its Sudbury Joint Venture had its first lost time accident at its McCreedy West operation since the project began in 2002.  There were no lost time accidents during the first quarter at the Podolsky Property and no lost time accidents since the advanced exploration underground project began 349 days ago.  There were also no reportable environmental incidents during this quarter.

Phase 1 production at the McCreedy West Mine during this reporting period was 75,024 tons, while 74,220 tons of ore were shipped to the mill.  The shipped ore consisted of 69,815 tons of nickel ore grading 1.6% nickel and 4,405 tons of copper-precious metal ore averaging 6.9% copper.  Payable metal production for the quarter was 1.53 million pounds of nickel and 0.84 million pounds of copper.

Production

Three months ended

January 31,

January 31,

2005

 2004

____________________________________________________________

Operating statistics (100% level):

Ore produced (tons)

75,024

42,098

Ore shipped (tons)

  74,220

39,539

Ni ore shipped (tons)

69,815

36,725

Ni ore grade (% nickel)

1.6

1.9

Cu ore shipped (tons)

4,405

2,814

Cu ore grade (% copper)

6.9

6.8

Payable nickel (lbs.)

1,527,621

952,342

Payable copper (lbs.)

841,805

509,893

Development

Approximately 16,200 tons of pre-production ore from the PM Deposit were shipped to the custom mill during the first quarter.  The west central portion of the PM Deposit is currently being readied for production start up later in 2005.  The $10.0 million reconditioning program at the Levack No. 2 Shaft advanced during the quarter.  The surface infrastructure is 95% complete, while the shaft and levels were inspected to the 1200 Level with good results.  The hoists were tested and are now operational.  Work has commenced on updating old mine level plans in anticipation of mine development later this year.

During the quarter, the Podolsky $30.0 million advanced exploration underground program shifted focus from surface activities to the commencement of shaft sinking in March 2005 and the shaft is currently at a depth of 240 ft.

Mineral Resources and Reserves

New mineral reserve and resource estimates were reported during this quarter as a result of the Company's on-going drill programs and its annual year end review.  All ore mined at the McCreedy West Mine Phase 1 during 2003 and 2004 was replaced with new mineral reserves and its mine life remains at approximately five years.  At the Levack Mine, the mineral resources were modified to reflect the results of underground and surface drilling during 2004.  Generally, the Levack mineral resources were unchanged except additional tonnage was upgraded from the inferred to the indicated category.  Several additional bulk sample results from the PM Deposit were published during this reporting period. Initial mineral resources were published for a portion of the PM Deposit.  Indicated mineral resources of 2.8 million tons graded 1.2% copper, 0.3% nickel and 0.17 ounces per ton platinum+palladium+gold, plus inferred mineral resources of 1.1 million tons averaged 1.1% copper, 0.3% nickel and 0.21 ounces per ton platinum+palladium+gold.

Exploration Results

A total of five surface drill rigs were mobilized to follow up the Levack discovery and additional results are expected to be released before the Company's Annual General and Special Meeting on May 19th, 2005. During the first quarter of 2005, a total of 61,448 ft was drilled in 143 holes.  The bulk of the drilling was on the PM, East Main and Inter Main Deposits at the McCreedy West Mine, where 119 underground holes were completed during the quarter for a total of 34,182 ft.  The balance of the first quarter drilling was split between in-fill holes on the Podolsky North Deposit and in the footwall behind the Levack Mine.

At the PM Deposit, bulk sampling program advanced during the quarter with 2,576 total ft of drifting and ramping.

Subsequent Event

On May 4, 2005, FNX announced an agreement to acquire Aurora Platinum Inc. in a share exchange arrangement.  Aurora has a significant land position in the Sudbury Basin area as well as claims in the northwestern Ontario and Quebec and in the Timmins area.  The key Sudbury Basin properties are an eight kilometer long footwall package behind the historic Falconbridge Mine (60% Aurora -40% Falconbridge Limited) and an extensive footwall package on the North Range of the Sudbury Basin, which includes the Foy offset dyke.  The Aurora acquisition increases FNX's land position in the prolific Sudbury Basin eight fold and provides over 15 kilometers of footwall and offset strike length.  Currently, approximately 38% of the Aurora shareholders are locked up in relation to the FNX acquisition. The acquisition is subject to Aurora shareholder approval and regulatory and court approvals.

Conference Call

FNX will be hosting a First Quarter conference call on Tuesday, May 10th, 2005 at 4:15 pm Eastern Time.  Conference call numbers are:

Live in North America:

416-405-8532 or 1-877-295-2825

Access Code: 3152579

A replay is available until midnight, May 18th, 2005

416-695-5800 or 1-800-408-3053

Access Code: 3152579#

Slides for the conference call may be accessed on the Company's website home page at www.fnxmining.com

Forward-Looking Statements

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release statements about future developments and production are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

2005 First Quarter Report

Profits, Growth, Momentum

FNX Mining Company Inc.

Highlights

•

The Company announced the discovery of high-grade Cu-Ni-Pt-Pd-Au mineralization in the footwall rocks behind its 75% owned Levack Mine.  Two massive sulfide veins consisting of chalcopyrite, cubanite, pentlandite and millerite were intersected at the 3900 ft level approximately 1,500 ft from existing infrastructure at the Levack No. 2 Shaft.  The upper vein consists of 10.2 ft of massive sulphide mineralization grading 26.2% copper, 3.0% nickel and 0.42 ounces per ton platinum + palladium + gold (“TPM”). The lower vein consisted of 16.4 ft of the same mineralization and graded 26.2% copper, 3.7% nickel and 0.45 ounces per ton TPM.  There are presently five diamond drill rigs following up this discovery and additional results are expected for release in May.

•

On May 4, the Company announced it had entered into an arrangement agreement with Aurora Platinum Corp. (“Aurora”) whereby the Company will acquire all outstanding shares of Aurora in exchange for FNX shares.  Upon closing of the transaction, the Company will issue 4.3 million shares, subject to certain adjustments, to acquire the shares of Aurora.

•

The Company’s net earnings, in accordance with Canadian GAAP, for the first quarter of 2005 were $0.7 million ($0.01 per share), compared with $1.3 million ($0.03 per share) in the first quarter of 2004. A non-cash tax expense of $0.5 million reduced earnings by $0.01 per share for the quarter. A stronger Canadian dollar during the quarter, compared to the rate in the first quarter of 2004, negatively affected earnings by $0.8 million before tax and $0.4 million after tax.

•

The Company’s Adjusted EBITDA (a non-GAAP term defined here as earnings before non-cash items, i.e. taxes, depreciation, amortization and stock option expense) was $2.7 million for the first quarter of 2005 ($2.9 million in same period in 2004).

•

McCreedy West Mine Phase 1 production totaled 75,024 tons of ore during the first quarter of 2005 (reporting period January, February and March for the production period November, December and January). Ore shipments increased 88%, payable nickel increased 60% and payable copper increased 65% over the same period in 2004, but were negatively affected due to back-fill cycle issues. The largest and best grade Phase 1 ore stopes were back-filled contemporaneously resulting in restricted access to these stopes and a larger portion of the ore being mined from smaller and lower grade stopes. This resulted in less tons of ore shipped, lower grades, fewer pounds of nickel produced and higher unit costs per ton of ore and per pound of nickel than forecast.

•

Revenue from Phase 1 production during the first quarter of 2005 (reporting period January, February and March for the production period November, December and January) totaled $15.1 million ($9.5 million in same period in 2004) with average revenue of $203 per ton of ore shipped ($240 in the same period in 2004).

•

Phase 1 cash operating costs (a non-GAAP measure which includes mining costs before depreciation and amortization) totaled $9.6 million ($4.5 million in same period in 2004)

with average cash operating costs of $129 per ton of ore shipped ($114 in the same period in 2004).

•

The first quarter Phase 1 cash operating margin (a non-GAAP measure defined as revenues less cash operating costs) was $5.5 million for the quarter ($5.0 million in same period in 2004). Cash operating margin per ton of ore shipped during the quarter was $74 ($126 per ton in the same period in 2004).

•

The McCreedy West Phase 1 Mining reserves, incorporating the 2003 and 2004 extraction of approximately 340,000 tons of ore and the 2004 drilling results, remain constant at 1.36 million tons. The replacement of the total tons mined with new mineral reserves will maintain the Phase 1 Mining for at least five more years.

•

Initial mineral resource estimates were announced for the portion of the McCreedy West PM Deposit that has been drilled in sufficient detail to allow NI 43-101 resource estimates. The remainder of the PM Deposit remains open in all directions. The indicated mineral resources total 2.8 million tons grading 1.2% copper, 0.3% nickel and 0.17 ounces per ton TPM and the inferred mineral resources total 1.1 million tons grading 1.1% copper, 0.3% nickel and 0.21 ounces per ton TPM.

•

The PM Deposit bulk sampling program continued during the quarter with positive results.  Six bulk samples (659 to 1,533 tons) ranged in grade from 0.6%-1.4% Cu, 0.2%-0.3% Ni and 0.16-0.34 oz/t TPM.

•

Approximately 16,200 tons of pre-production ore from the PM Deposit were shipped to the custom mill during this period. Resulting proceeds are being credited against the PM Deposit project capital. Development at the west central portion of the deposit commenced in the second quarter for production later in 2005.

•

Mineral resources at the Levack Mine were updated using 2004 drill results with an increase in the measured and inferred categories at the same grade. The current resources total 4.9 million tons grading 2.1% Ni and 1.0% Cu in the measured and indicated mineral resource categories and 0.7 million tons of inferred mineral resources grading 2.0% Ni and 1.0% Cu.

•

The $10.0 million rehabilitation program of the Levack No. 2 Shaft is continuing with the reconditioning of the surface infrastructure nearly complete and the shaft inspection completed to the 1200 ft Level.  Current plans are for the shaft to be reconditioned to the 2200 Level.

•

The $30.0 million advanced underground exploration program at the Podolsky Property continued during the quarter with the construction of the surface facilities nearing completion, the receipt of all required permits and the commencement of actual shaft sinking in March.

Consolidated Financial Results

(Cdn$000’s, except per share data):

Three months ended

March 31,

March 31,

2005

 2004

____________________________________________________________

Revenue

$

15,084

$

9,511

Earnings

728

1,311

Earnings per share

$

0.01

$

0.03

Production

Three months ended

January 31,

January 31,

2005

 2004

____________________________________________________________

Operating statistics (100% level):

Ore produced (tons)

75,024

42,098

Ore shipped (tons)

  74,220

39,539

Ni ore shipped (tons)

69,815

36,725

Ni ore grade (% nickel)

1.6

1.9

Cu ore shipped (tons)

4,405

2,814

Cu ore grade (% copper)

6.9

6.8

Payable nickel (lbs.)

1,527,621

952,342

Payable copper (lbs.)

841,805

509,893

Management Discussion and Analysis

Mining

The total number of tons of ore mined and shipped to the custom mill during the production period for the first quarter of 2005 was less than budgeted due to back-fill cycle issues.  Backfilling of the largest and best grade Phase 1 ore stopes at the same time resulted in limited access to these stopes, necessitating a larger portion of the ore being mined from smaller and lower grade stopes. This resulted in less tons of ore shipped, lower grades, fewer pounds of nickel produced and higher costs per ton of ore and per pound of nickel than forecast.

The McCreedy West Phase 1 Mining mineral reserves, incorporating the 2003 and 2004 extraction of approximately 340,000 tons of ore and the 2004 drilling results, remain constant at 1.36 million tons. At December 31, 2004, probable reserves at McCreedy were 1.25 million tons of “nickel-rich” ore grading 1.8% Ni and 0.2% Cu and probable copper-precious metal mineral reserves totaled 0.11 million tons grading 6.6% Cu, 0.8% Ni and 0.16 oz/ton Pt+Pd+Au (Total Precious Metals = “TPM”).  Reserves mined in 2004 were replaced through exploration success and conversion of mineral resources into mineral reserves during 2004.  This replacement of the total tons mined to date with new mineral reserves will maintain the Phase 1 Mining for at least five more years.  The intent of the 2005 exploration program is to replace the 2005 production with new mineral reserves and to maintain the Phase 1 mine life at about five years.

A total of 75,024 tons of ore was produced in the 2005 first quarter production period of November 1, 2004 to January 31, 2005 at the McCreedy West Phase 1 Mine. Ore shipped to Inco totaled 74,220 tons. Nickel ore shipped was 69,815 tons grading 1.6% nickel and 0.3% copper and total copper ore shipped was 4,405 tons grading 6.9% copper, 0.6% nickel and 0.10 ounces per ton TPM.

Ore production increased by 78% in the first quarter of 2005 compared to the first quarter of 2004 as full scale commercial production at the McCreedy West Mine was not reached until the second quarter of 2004.  Ore produced in the first quarter of 2005 was 11% lower than the 84,704 tons produced in the fourth quarter of 2004 (production period August 2004 to October 2004) due to the previously discussed back-fill issues. The average nickel grades were also lower than in the previous quarters because of the back-fill issues and because of incremental mining of lower grade ore during periods of high nickel prices.  Access development to various stopes has been modified to improve back-fill cycles and mining flexibilities.

The Levack No. 2 Shaft rehabilitation program has advanced substantially. Surface infrastructure, such as electrical power, natural gas, offices and communications, are nearing completion. There still remains a significant amount of electrical distribution upgrading to be done. Headframe inspection and support steel infrastructure replacement on the skipping side up to the dump pocket is complete; the man cage side is about 55% complete. The hoists have been tested and are now fully operational. A new drive for the main hoist has been approved and was installed in late April. The shaft has been inspected to below the 1200 Level elevation with good results, as only steel brackets on shaft guides will require replacement and are being fabricated on site. Updating of the old mine level plans is underway to permit production and development planning.

The Company and its Sudbury Joint Venture had its first lost time accident at its McCreedy West operation since the project began in 2002.  There were no lost time accidents during the first quarter at the Podolsky Property and no lost time accidents since the advanced exploration underground project began 349 days ago.  There were also no reportable environmental incidents during this quarter.

Resources

Initial mineral resource estimates were announced for the portion of the PM Deposit drilled in sufficient detail to allow NI 43-101 mineral resource estimates. The balance of the PM Deposit remains open in all directions. The initial mineral resource estimates for the PM Deposit consist of 2.8 million tons of indicated mineral resources with an average grade of 1.2% Cu, 0.3% Ni and 0.17 oz/ton TPM and an inferred mineral resource of 1.1 million tons grading 1.1% Cu, 0.3% Ni and 0.21 oz/ton TPM.  Approximately 16,200 tons of pre-production ore from the PM Deposit were shipped to the custom mill during this reporting period. Resulting revenues will be credited against future PM Deposit project capital. The west central portion of the Deposit is currently being developed for production, which is scheduled for later in 2005. The Company anticipates developmental ore production from the PM Deposit in 2005 and full production in 2006.

Mineral resources at the Levack Mine were updated using 2004 drill results with an increase in the measured and inferred categories at the same grade. The current resources total 4.9 million undiluted tons grading 2.1% Ni and 1.0% Cu in the measured and indicated mineral resource categories and 0.7 million tons of inferred mineral resources grading 2.0% Ni and 1.0% Cu.

Exploration

Drilling Summary

Property

Feet

# holes

McCreedy West – Phase 1

  9,690

    49

McCreedy West – PM

24,492

    70

Levack

  4,746

      3

Podolsky

10,319

    17

Victoria

    -

      -

McCreedy West-Levack Footwall

12,201

      4

Kirkwood

    -

      -

TOTAL

61,448

  143

During the first quarter of 2005 a total of 61,448 ft of drilling was completed in 143 holes at McCreedy West, Levack, McCreedy West-Levack Footwall and Podolsky. During the quarter 119 underground holes were completed at McCreedy West for a total of 34,182 ft, including 21 holes (4,640 ft) in the Inter Main, 70 holes (24,492 ft) in the PM and 28 holes (7,915 ft) in the East Main.  Drilling at Podolsky in the first quarter of 2005 consisted of 17 infill holes (10,319 ft) at the North Deposit.

The surface drilling at Levack consisted of four holes (12,201 ft) in the footwall rocks behind the Levack Mine.  On February 28, 2005, the Company announced the discovery of high-grade Cu-Ni-Pt-Pd-Au mineralization in the footwall rocks behind its 75% owned Levack Mine.  Two massive sulfide veins consisting of chalcopyrite, cubanite, pentlandite and millerite were intersected at the 3900 ft level approximately 1,500 ft from existing infrastructure at the Levack No. 2 Shaft.  The upper vein consists of 10.2 ft of massive sulphide mineralization grading 26.2% copper, 3.0% nickel and 0.42 ounces per ton TPM. The lower vein consists of 16.4 ft of the same mineralization and graded 26.2% copper, 3.7% nickel and 0.45 ounces per ton TPM.

The full significance of this new discovery and the true width and orientation of the veins are unknown at this time and cannot be determined without further drilling. However, the intersected high grade footwall-style mineralization has many of the features and characteristics of Sudbury Basin footwall ore deposits and has the largest and best quality borehole geophysical response yet encountered by the Company on any of the Sudbury Joint Venture properties.

The discovery borehole, FNX 6010, was collared behind the Levack No.2 Shaft and drilled to the southeast and sub-parallel to the Sudbury Igneous Complex contact. Mineralized Sudbury Breccia was intersected throughout most of the borehole. Sudbury Breccia is the host to most Sudbury Basin footwall deposits and in this area behind the Levack Mine hosts the Levack No. 3 ore body and represents a 3,500 ft by 5,000 ft footwall target. From about 5,000 ft to 5,750 ft (about 3,900 feet from surface), the borehole intersected a large bornite-bearing, sulphide mineralized system containing veins, blebs and disseminations of bornite. This type of bornite mineralization tends to occur at the periphery or as a halo to Sudbury Basin footwall ore deposits. The large mineralized system and the massive sulphide veins are similar in character and occur at the same stratigraphic location as Inco’s McCreedy East 153 and Falconbridge’s Fraser-Strathcona Deep Copper ore deposits. This new discovery is located 6,000 ft west of the McCreedy East Mine 153 footwall deposit and 12,000 ft from the Fraser-Strathcona Deep Copper deposits. It is also located directly below the Levack Mine, which produced some 60 million tons of 1.8% nickel and 1.0% copper ore from 1937 – 1999.

Borehole FNX 6010 was surveyed by Lamontagne Geophysics using their UTEM-4 system to a depth of 5,450 ft. The geophysical results outlined a large, complex, strongly conductive environment with significant in-hole and off-hole anomalies that are open at depth. Of these multiple conductors, the main conductor is composed of a highly conductive core (50,000 Siemens measured at 2 Hz) that is 225 ft by 375 ft in area. This core area is hosted within a larger conductor that is 650 ft by 1000 ft in area with variable conductivity from 10,000 to 1,000 Siemens (measured at 2 Hz). The location of the majority of the UTEM anomaly appears to be to the west of the borehole but definitive interpretations will only be possible once additional surveys can be carried out. There are presently five diamond drill rigs following up this discovery and additional results are expected for release in May.

The PM Deposit exploration program continued advancing the exploration ramp and developing a bulk mining area. A total of 1,288 feet of development advance was completed; 478 feet of exploration down ramp, 713 feet of production mine development and 97 feet of ventilation raise development. Pre-production development material delivered to the mill for the quarter was just over 16,200 tons at an estimated grade of 1.4% Cu, 0.3% Ni, and 6.4 grams per ton TPM.  Resulting proceeds from bulk samples will be credited against capital costs of the PM Deposit.  Equipment orders in preparation for production include the purchase and delivery of a new 50 ton haulage truck, a 10 cubic yard scooptram and a 2 boom jumbo development drill. The west central portion of the deposit will be developed for production scheduled later in 2005.

During the quarter, the exploration ramp in the PM Deposit progressed with additional bulk samples being taken and shipped to the custom mill. The PM Deposit bulk sampling program had positive results with six 659 to 1,533 ton collected and assayed bulk samples ranging in grade from 0.6%-1.4% Cu, 0.2%-0.3% Ni and 0.16-0.34 ounces per ton TPM.

During the quarter, the Podolsky advanced exploration program shifted focus from surface-related activities to shaft sinking, with actual shaft sinking commencing in March 2005.  The hoist conveyances, attachments and service gear were prepared and began operations. Safety circuits, guards and all personnel protection systems were installed and are fully operational. The hoist plant was completed, main hoist commissioned, shaft collar and galloway equipping was completed and the headframe erected and covered. The mine waste water treatment plant for the advanced exploration phase has been commissioned. The majority of surface infrastructure was completed with all services installed and commissioned (electrical distribution, sewage treatment and office buildings).

The current drilling program at McCreedy West is focused on expanding the Inter Main Deposit, upgrading resources to reserves while also carrying out infill drilling to assist in mine planning.  Exploration and definition of the PM Deposit will continue in order to expand the Deposit and to support the development of detailed mine planning of the PM Deposit.  Drilling will be accelerated on the Levack Footwall.

The advantages of exploring in a proven mining camp in known geologic environments with the benefit of a large historic database on which to build has been historically demonstrated and reconfirmed with the recent footwall discovery at the Levack Mine.

Financial Review

The Company accounts for the Sudbury Joint Venture (“SJV”) on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% ownership interest is accounted for as a non-controlling interest in the revenue, expenses and assets of the SJV.

The 2005 first quarter revenue from ore shipped during the production period November 1st to January 31st totaled $15.1 million, an increase of $5.6 million (59%) from the same period in 2004. Average realized nickel prices (US$6.89 per lb in 2005 vs. US$6.65 per lb in 2004) were 4% higher in the first quarter of 2005 compared to the first quarter of 2004.  Average realized copper prices (US$1.43 per lb in 2005 vs. US$1.20 per lb in 2004) received in the quarter were 19% higher than the same period last year. Total payable nickel increased 60% and payable copper increased 65% on a quarter over quarter basis.

The higher Canadian dollar in the first quarter of 2005 compared to the first quarter of 2004 resulted in an 8% decrease in comparable revenue.

The revenue per ton of ore shipped decreased by 15% on a quarter over quarter basis ($240 in 2004 and $203 in 2005) due to a combination of a stronger Canadian dollar (-8%) and as the ore mined in the first quarter of 2004 was of unusually high grade and higher than any quarter since then.

Quarterly Comparison

Q1 2005

  Q1 2004

              Change

Tons shipped

  74,220

39,539

      88%

Payable nickel (000’s lbs)

    1,527

952

      60%

Average Ni price (US$/lb)

    $6.89

$6.65

        4%

Payable copper (000’s lbs)

       842

510

      65%

Average Cu price (US$/lb)

    $1.43

   $1.20

      19%

$CDN : $US

      1.22

1.33

        (8%)

Revenue ($000’s)

$15,084

$ 9,511

      59%

Revenue per ton

    $ 203

$ 240

     (15%)

Operating costs before depreciation and amortization increased to $9.6 million in the first quarter of 2005 from $4.5 million in the first quarter of 2005, an increase of 113%.  Costs were $129 per ton in the first quarter of 2005 compared to $114 per ton in the first quarter of 2004 (up 13%).  Mining costs increased ($74 per ton in the first quarter of 2005 compared to $52 per ton in the first quarter of 2004) while costs for crushing and shipping were constant at $8 per ton in the quarters.  Tons mined increased 78% on a quarter-over-quarter basis, but the tons mined in the first quarter of 2005 were lower than plan due to back-fill cycles, which resulted in the per ton cost increase.

Depreciation and amortization of mine assets was $1.7 million in the first quarter of 2005, an increase of $0.9 million from the $0.8 million reported in the first quarter of 2004.  The Company adjusts the rate of depreciation and amortization for changes in the mineral reserve.  The rate of depreciation was adjusted at the beginning of 2005 to reflect additional mineral reserves as reported in the Company’s 2004 Annual Report.  The rate per ton shipped of $23 in the first quarter of 2005 was similar to the $21 per ton rate in the first quarter of 2004.  Mine asset additions were $7.7 million in 2004, offsetting the benefit of additional mineral reserves.

Administration costs were $1.1 million in the first quarter of 2005 ($0.8 million in the first quarter of 2004).

Exploration administration costs of $0.9 million in the first quarter of 2005 increased from $0.4 million in the first quarter of 2004.  The cost increase was associated with the increased capital spending by the SJV.

Stock options are a non-cash charge.  Options granted in 2005 will vest and be expensed over a three year period.  The quarterly charge is expected to remain at a similar level as the previous year.

Interest and other income of $0.3 million in the first quarters of 2005 and 2004 is similar as cash balances and interest rates in the comparable periods were substantially unchanged.

The non-controlling interest expense of $0.8 million in the first quarter of 2005 decreased from $1.0 million in the first quarter of 2004. This expense related to the 25% interest in the revenue and operating expenses of the SJV not owned by the Company. While most of this expense item relates to mine operations, approximately $0.2 million of expense recovery in the first quarter of 2005 related to exploration administration.

Provision for a non-cash tax expense of $0.5 million ($0.01 per share) was recognized in the quarter. The Company does not expect to pay cash taxes in 2005. This expense item represents different recognition periods of profits for tax and accounting purposes.  The March 31, 2005 balance sheet future tax liability was increased and the capital stock balance was reduced by $8.7 million due to the tax benefit related to the $20.6 million of flow-through financing in 2004.

Financial Condition

At March 31, 2005 the Company held a total $50.5 million of cash and short-dated, bank guaranteed term deposits with $35.5 million of cash and $15.0 million of term deposits.  The

December 31, 2004 balance of $56.8 million was held as cash. The Company believes cash and term deposits on hand, combined with cash generated from operations, should be sufficient to finance 2005 cash requirements unless additional capital programs are undertaken.

The cash operating margin was $5.5 million ($15.1 million less $9.6 million) in the first quarter of 2005 compared to $5.0 million in the first quarter of 2004.

Non-cash working capital contributed $1.6 million to cash, as receivables were decreased and payables were increased, which generated or preserved cash.

Property, plant and equipment additions were $14.3 million.  Mining assets of $1.8 million, mostly mining equipment for McCreedy West Phase 1 Mining, were purchased by the SJV.  Of the $12.5 million of exploration and development work completed in the quarter, $6.6 million was spent at Podolsky, $2.0 million was spent at Levack, $3.0 million was spent at McCreedy West PM, and the McCreedy West-Levack Footwall drilling program incurred expenditures of $0.9 million.

Non-controlling interest resulted in net contributions of $2.4 million in the first quarter of 2005, as $5.5 was contributed for SJV-related spending and $3.1 million was paid out from Inco proceeds received.

A total of $0.2 million was raised on stock option exercises.

Significant changes in cash and term deposits are detailed as follows ($millions):

      Consolidated

Revenue

$15.1

Operating costs before depreciation and amortization

   (9.6)

Cash operating margin from mining (100%)

    5.5

Corporate costs (less interest income)

   (0.8)

Exploration administration costs

   (0.9)

Property, plant and equipment additions

 (14.3)

Non-cash working capital

    1.6

Non-controlling interest

    2.4

Common shares issued (net of issue costs)

    0.2

Decrease in cash and term deposits

   (6.3)

Opening cash and term deposits

  56.8

Closing cash and term deposits

$50.5

Outlook

The development and bulk sampling programs at the PM Deposit are progressing well.

Payable metal from 2005 mining at McCreedy is expected to be about 7.6 million pounds of nickel and 6.1 million pounds of copper from 416,000 tons of production. The expected cash cost per pound of nickel sold should average US$3.00 to US$3.25 for Phase 1 production, depending on by-product pricing, foreign exchange, and grades mined.  Grades mined at Phase 1 are being monitored to ensure they do not vary significantly from plan.

Drilling at the Levack Mine footwall discovery will continue from surface as the Company follows up discovery borehole FNX 6010.  At Podolsky, shaft sinking is expected to continue on schedule, with most of the surface construction now completed.   Progress at Levack is dependant on the re-conditioning of the shaft.  The Company anticipates at this time that the shaft rehabilitation should continue at a rate that will produce some development ore in the fourth quarter of 2005 and production ore in 2006.

Nickel prices were strong during the first quarter of 2005.  Average nickel prices in March were US$7.37 per pound, a 16 year high.  In early May, LME nickel inventories currently sat at 5-year low levels.   Analysts are divided on the strength of demand for base metals with some feeling that the industrialization of China and other Asian countries will provide nickel demand, while others see a slowdown from China.  Analysts forecast that global nickel supplies will not rise materially until at least 2006, when new supplies potentially come on steam.  Most analysts forecast nickel prices to remain high with the potential for volatile price swings throughout the year.

Copper prices were also strong during the first quarter of 2005 with copper prices in March averaging US$1.54 per pound, a price last seen in 1989.  LME inventories are at 17 year lows at early May.  Demand is strong and supply growth is slow.  As a result, most analysts see support for the copper price through the balance of 2005.

The Canada:US dollar exchange rate did not demonstrate the volatility in the quarter that it did at the end of the previous year.  The Bank of Canada’s Monetary Policy Report indicated that growth in 2005 would be in the range of 2.6% and inflation would move to the 2% target by mid-2006.  Concerns raised by the Bank about the affect of the stronger Canadian currency against the US currency and the affect on the Canadian economy have decreased somewhat.  Analysts expect the exchange rate to stay in the current range for the balance of 2005.

The Company continues to build its base as a mining company.  Phase 1 offers profitability in the current year, while the PM Deposit and Levack offer near term production growth in 2005 and 2006.  The Podolsky Mine provides longer range growth potential (possibly in 2007), while The Levack Footwall discovery offers excellent exploration potential.  Good commodity prices, favourable operating results and a strong growth profile provide the basis for the Company’s continuing success.

Corporate Activities

On May 4, the Company announced that it had entered into an arrangement agreement with Aurora Platinum Corp. (“Aurora”) whereby the Company will acquire all of the outstanding shares of Aurora in exchange for shares of the Company.  The exchange ratio valued Aurora at $39 million on the date of the announcement.

Aurora is a junior Canadian resource company actively exploring for nickel-copper-platinum-palladium-gold deposits in Ontario and Quebec and through various ownership interests and agreements holds an extensive land position in the prolific Sudbury Basin mining camp.

Aurora owns a 60% interest (Falconbridge 40%) in the Falconbridge Mine Property, including the historic Falconbridge Mine which produced 33 million tons at an average grade of 1.58% nickel and 0.89% copper and the Falconbridge East Mine which produced 8.7 million tons of contact nickel-rich ore at an average grade of 1.15% nickel and 0.76% copper (see Aurora web site www.auroraplatinum.com for details). The Falconbridge Mine Property is considered to have significant potential for additional nickel-rich contact type deposits along strike and below the former producing mines.

The Falconbridge Mine Property contains over eight kilometers of favourable, relatively unexplored, Sudbury Basin footwall environment. Like most Sudbury Basin footwall environments situated behind large nickel contact deposits, this area has excellent potential for high-grade, copper-nickel-platinum-palladium-gold footwall deposits similar to the high-grade copper-nickel-platinum-palladium-gold footwall mineralization recently discovered by FNX behind its Levack Mine and similar to typical Sudbury Basin footwall deposits (e.g. Falconbridge's Nickel Rim South and Strathcona Deep Copper Deposits and Inco's 153 Deposit at their Coleman Mine).

Aurora also has large land holdings covering a 10 km long section of the Foy Offset, which radiates from the North Range of the Sudbury Basin. Exploration here has indicated the potential for Sudbury Basin Offset-type and copper-nickel-platinum-palladium-gold footwall deposits and there are several significant occurrences of footwall type mineralization on and in close proximity to the Aurora properties.

Non-GAAP Measures

Cash operating margin, cash operating costs, cash cost per pound of nickel sold and Adjusted EBITDA are included because management believes that certain investors use this information to assess the Company’s performance, the Company’s ability to be profitable and to generate cash flow.  The inclusion of cash operating costs as well as measures such as “Cash Operating Margin” enables investors to better understand period-over-period changes in production costs, which in turn affect the Company’s profitability and cash flow.  These data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of operating costs presented under GAAP.

             The increase in the first quarter 2005 cash cost compared to the 2004 cash cost can be attributed to the appreciation of the Canadian dollar against the US dollar, which increases all Canadian dollar expenses in this calculation and the production of lower grade incremental ore, which reduces the nickel pounds recovered per ton of ore mined.

            Cash Cost per Lb Nickel

          Q1 2005

     Q1 2004

Cash operating cost ($000’s)

           $ 9,569

   $ 4,503

By-product revenue ($000’s)

            (2,068)

     (1,100)

Cash operating costs of nickel ($000’s)

                  7,501

      3,403

$CDN : $US

               1.22

        1.33

Cash operating costs of nickel ($US 000’s)              6,140

      2,562

Nickel sold (000’s pounds)

              1,528

         952

Cash cost per pound nickel sold (US$/lb)

                $ 4.02

     $ 2.69

Mining cash costs increased at a greater rate than the rate of tons shipped, negatively affecting the cash cost per pound of nickel sold in the first quarter of 2005 compared to the first quarter of 2004.  This problem was further exacerbated by the relative strength of the Canadian dollar against the US dollar and the reduced grade in the first quarter of 2005 compared to the first quarter of 2004.  As a result cash costs per pound of nickel sold increased to US$4.02 from US$2.69.

The Adjusted EBITDA is calculated by reducing the cash operating margin ($5.5 million for the first quarter of 2005, $5.0 million for the first quarter of 2004) for cash expense items of $1.7 million in the first quarter of 2005 (administration of $1.1 million, exploration administration of $0.9 million, and cash credits of $0.3 million for interest and other revenue) and $0.9 million in the first quarter of  2004 (administration of $0.8 million, exploration administration of $0.4 million, and cash credits of $0.3 million for interest and other revenue).  The non-controlling interest share of cash operating margin and corporate cash costs ($1.2 million in the first quarter of 2005, $1.2 million in the first quarter of 2004) are deducted to arrive at the Adjusted EBITDA in the first quarter of 2005 of $2.7 million (first quarter of 2004 - $2.9 million).

Adjusted EBITDA

Q1 2005

  Q1 2004

Revenue ($000’s)

$ 15,084

   $ 9,511

Cash operating cost ($000’s)

     9,568

      4,503

Cash operating margin ($000’s)

     5,516

      5,008

Corporate cash costs, net of interest

    and other ($000’s)

     1,652

         902

Non-controlling interest ($000’s)

     1,189

      1,209

Adjusted EBITDA ($000’s)

     2,675

      2,897

Summary Quarterly Financial Information (Cdn$000’s, except per share numbers):

    Q1

Q2

Q3

Q4

Total

2005

Revenue

  $ 15,084

Earnings

              $      728

Earnings (/sh.)

  $     0.01

2004 (first year of commercial production)

Revenue

  $   9,511

  $13,624

$16,140         $ 16,653            $ 55,928

Earnings

              $   1,311

         178

$  1,641         $   3,359            $   6,489

Earnings (/sh.)

  $     0.03

  $        -

$    0.03         $     0.07            $     0.13

2003

Revenue

  $      -

  $     -

$      -

$     -

$     -

Earnings

  $  (1,560)

  $(1,487)

$(3,010)

$(4,020)

$(10,077)

Earnings (/sh.)

  $    (0.05)

  $  (0.03)

$  (0.08)

$  (0.08)

$    (0.24)

These financial statements have been prepared by Management of FNX Mining Company Inc.

On behalf of the Board

(SIGNATURE)

Terry MacGibbon

President and Chief Executive Officer

May 9, 2005

FNX Mining Company Inc.

Consolidated Balance Sheets

(Canadian dollars in 000’s)

(Unaudited)

As at

As at

March 31,

December 31,

2005

 2004

____________________________________________________________

Assets

Current assets:

Cash and term deposits

$

50,522

$

56,774

Accounts receivable

6,234

       7,328

Ore in process (Note 2)

 5,239

 4,786

Inventory (Note 2)

634

533

Prepaid and other assets

122

          319

____________________________________________________________

                                                                                     62,751             69,740

Property, plant and equipment (Note 3)

 82,271

69,781

Reclamation deposits

1,230

1,230

____________________________________________________________

$

146,252

$

140,751

____________________

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities

$

1,700

$

908

Future tax

11,181

1,974

Asset retirement obligations

1,112

1,100

Non-controlling interest (Note 4)

22,451

19,335

____________________________________________________________

                                                                                    36,444             23,317

____________________________________________________________

Shareholders’ equity:

Capital stock (Note 5)

117,996

   126,415

Stock options (Note 6)

7,627

7,562

Deficit

(15,815

)

(16,543

)

____________________________________________________________

                                                                                   109,808          117,434

____________________________________________________________

                                                                                 $146,252        $ 140,751

____________________

The accompanying notes are an integral part of these consolidated financial statements.

FNX Mining Company Inc.

Consolidated Statements of Operations and Deficit

(Canadian dollars in 000’s, except per share data)

(Unaudited)

Three months ended

March 31,

March 31,

2005

 2004

____________________________________________________________

Revenue

$

15,084

$

9,511

Mine operating costs:

Mining costs, excluding depreciation and

  amortization

9,569

4,503

Depreciation and amortization

1,709

827

11,278

5,330

3,806

4,181

____________________________________________________________

Expenses (income):

Administration

1,069

  757

Exploration administration

855

  433

Stock options

102

18

Depreciation

17

   24

Interest and other

 (272

)

  (288

)

____________________________________________________________

1,771

 944

____________________________________________________________

Earnings before non-controlling interest

2,035

 3,237

Non-controlling interest

763

       1,002

____________________________________________________________

Earnings before income taxes

1,272

2,235

Income taxes:

Future

544

924

____________________________________________________________

Net earnings for the period

 728

1,311

Deficit – beginning of period

(16,543

)

(23,032

)

____________________________________________________________

Deficit - end of period

$

(15,815

)

$

(21,721

)

____________________

Net earnings per share

- basic and diluted

$

0.01

$

0.03

____________________

The accompanying notes are an integral part of these consolidated financial statements.

FNX Mining Company Inc.

Consolidated Statements of Cash Flows

(Canadian dollars in 000’s)

(Unaudited)

Three months ended

March 31,

March 31,

2005

 2004

____________________________________________________________

Cash provided by (used in):

Operating activities:

Net earnings for the period

$

728

   $ 1,311

Items not involving cash:

Depreciation and amortization

1,709

827

Depreciation

 17

24

Stock options

102

18

Future income taxes

544

924

Asset retirement obligations

12

–

Non-controlling interest

763

       1,002

Net change in non-cash working capital (Note 7)

1,572

      (2,839

)

____________________________________________________________

5,447

1,267

____________________________________________________________

Financing activities:

Common shares issued

207

74

Non-controlling interest, net

2,353

         (516

)

____________________________________________________________

2,560

         (442

)

____________________________________________________________

Investing activities:

Term deposits

(15,000

)

             (5)

Property, plant and equipment

    (14,259)

(5,674

)

(29,259

)

(5,679

)

____________________________________________________________

Decrease in cash and cash equivalents

     during the period

    (21,252)

      (4,854)

Cash and cash equivalents – beginning of period

56,774

52,536

____________________________________________________________

Cash and cash equivalents – end of period

35,522

47,682

Term deposits

15,000

800

____________________________________________________________

Cash and term deposits

  $ 50,522         $ 48,482

____________________________________________________________

Supplemental cash flow information (note 7)

The accompanying notes are an integral part of these consolidated financial statements.

FNX Mining Company Inc.

Notes to the Consolidated Financial Statements

FOR THE PERIOD ENDING MARCH 31, 2005

(Tabular amounts in thousands of Canadian dollars, except per common share data)

(Unaudited)

1.

Accounting policies

The interim consolidated financial statements presented herein follow the same accounting policies and their methods of application as the 2004 audited consolidated financial statements. Generally accepted accounting principles for interim consolidated financial statements do not conform in all respects to the disclosures required for annual consolidated financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s 2004 audited consolidated financial statements and the accompanying notes. These statements can also be found at www.sedar.com and at www.fnxmining.com.

2.

Ore in process and inventory, at cost

(a)

Ore in process, at cost

Ore in process includes ore shipped to Inco Limited (“Inco”) for which revenue has not yet been recognized. Balances in the account include mining and haulage costs, and depreciation and amortization.

                                                                               March 31,                 December 31,

                                                                                        2005                                2004

                 _____________________________________________________________

Cash costs

$

4,114

$

3,640

Non-cash costs

1,125

1,146

____________________________________________

________________________

Total

$

5,239

$

4,786

 ____________________________

(b)       Inventory, at cost

           Inventory include ore mined and not yet shipped to Inco. Balances in the account include mining costs, and depreciation and amortization.

                                                                                March 31,                December 31,

                                                                                         2005                               2004

_____________________________________________________________

Cash costs

$

434

$

   397

Non-cash costs

200

   136

____________________________________________________________

Total

$

634

$

  533

____________________________

3.

Property, plant and equipment

March 31, 2005

___________________________________________________________________

                                                                                                  Accumulated

                                                                                 Cost         Amortization          Net

___________________________________________________________________

Mining assets (a)

$

33,777

$ 8,916

$

24,861

Mineral exploration properties (b)

57,281

–

57,281

Corporate and other (c)

478

349

129

____________________________________________________________________

$

91,536

$

9,265

$

82,271

____________________________________________________________________

December 31, 2004

___________________________________________________________________

                                                                                                                  Accumulated

                                                                                                 Cost         Amortization         Net

                   __________________________________________________________________

Mining assets (a)

$

31,984

$ 7,164

$

24,820

Mineral exploration properties (b)

44,816

–

44,816

Corporate and other (c)

477

332

145

____________________________________________________________________

$

77,277

$

7,496

$

69,781

____________________________________________________________________

(a) Mining property and development relates to McCreedy West Phase 1, which commenced commercial production November 1, 2003.  Plant and equipment relates to equipment used in mining operations.

March 31, 2005

___________________________________________________________________

                                                                                                                  Accumulated

                                                                                                 Cost         Amortization         Net

___________________________________________________________________

McCreedy West Phase 1

   mining property and development

$

21,836

$ 6,054

$

15,782

Plant and equipment

11,941

2,862

9,079

____________________________________________________________________

$

33,777

$

8,916

$

24,861

____________________________________________________________________

December 31, 2004

___________________________________________________________________

                                                                                                                  Accumulated

                                                                                                 Cost         Amortization         Net

___________________________________________________________________

McCreedy West Phase 1

   mining property and development

$

21,360

$ 4,819

$

16,541

Plant and equipment

10,624

2,345

8,279

____________________________________________________________________

$

31,984

$

7,164

$

24,820

____________________________________________________________________

(b) Mineral exploration property costs, all of which are held in the Sudbury Joint Venture (“SJV”), are comprised as follows:

March 31,

December 31,

       2005

            2004

__________________________________________________________________

McCreedy West PM

$   16,450

     $  13,472

Podolsky

24,632

         18,085

Levack

       9,598

           7,554

Victoria

       2,891

           2,891

McCreedy West-Levack Footwall

       3,510

          2,614

Kirkwood

          200

             200

__________________________________________________________________

$  57,281

$  44,816

__________________________________________________________________

(c) Corporate and other assets consist of equipment, furniture and fixtures, computer hardware and software.  Costs are comprised as follows:

                                                                                                      March 31,     December 31,

                                                                                                              2005                      2004

___________________________________________________________________

Costs

$

478

 $

477

Less accumulated depreciation

349

                332

___________________________________________________________________

$

129

 $

145

___________________________________________________________________

4.

Non-controlling interest

Balance December 31, 2004

  $ 19,335

Net earnings (loss)

763

Cash contributions

5,533

Cash distributions

      (3,180)

________________________________________

Balance March 31, 2005

  $ 22,451

__________________________________

5.

Capital Stock

Common shares:

(a) Authorized - Unlimited common shares

(b) Issued

     Number of

Common

Shares

Consideration

____________________________________________________

Balance December 31, 2004

50,266,169

$

126,415

Stock options exercised to March 31

      42,500

207

Transfer from contributed surplus for

stock options

–

37

Flow-through tax benefits renounced

to shareholders (i)

–

      (8,663)

____________________________________________________

Balance March 31, 2005

50,308,669

$

 117,996

____________________

(i)

The Company issued flow-through shares in 2004 for gross proceeds of $20.6 million.  During the first quarter of 2005 the tax benefit of this financing was renounced to the purchasing shareholders.  The estimated tax benefit of $8.7 million related to the $20.6 million of expenditures is reflected as a reduction in the common shares and an increase in the future tax liability. During 2004, the Company spent $9.95 million of these flow-through proceeds on projects eligible for flow-through funding.  The balance will be spent in 2005.

(ii)

Effective April 18, 2005, the Company approved a Shareholder Rights Plan (“the Plan”), subject to approval by Independent Shareholders.  Under the terms of the Plan, one right (“Right”) was attached to each existing common share and each common share subsequently issued will have one Right attached to it.  The Rights will separate from the common shares and become exercisable following a bid for 20% or more of the common shares, other than a bid which meets certain criteria as a permitted bid.  In the event of a bid which is not a permitted bid, each Right other than Rights attached to common shares held by the party making the bid would permit the purchase of $200 worth of common shares for $100, subject to any dilution provisions.  The Rights will be deemed to be redeemed at $0.00001 per Right in the event of a bid which meets the permitted bid criteria.  The Plan effectively allows the Company 60 days to assess a bid and, if more than 50% of the common shares held by Independent Shareholders are tendered within the 60 day period, requires a public announcement of that fact by the bidder and an additional 10 days from the date of such public announcement for shareholders to tender.

6.

Stock Options

Balance December 31, 2004

$

7,562

Stock option expense

 102

Transfer to Common shares

(37

)

________________________________________

Balance March 31, 2005

$    7,627

________

The following table reflects the status of the share option plan and activity for the three-month period ended March 31, 2005.

    Weighted

Average

Options

Price

____________________________________________________

Outstanding, December 31, 2004

2,523,000

$

5.60

Granted during the quarter

 378,000

$

7.40

Exercised during the quarter

  (42,500

)

$

4.87

Outstanding, March 31, 2005

2,858,500

$

5.85

_______________

The Company expenses options using the fair value method.  The options issued in the first quarter of 2005 will vest and be expensed over three years.  The fair value of stock options granted in the quarter was estimated using the Black-Scholes options pricing model on the date of grant with the following weighted average assumptions:

Stock price at grant date

$ 7.40

Exercise price

$ 7.40

Expected life of options (years)

2 to 4 years

Expected stock price volatility

49%

Expected dividend yield

Nil

Risk-free interest rate

 4%

7.

Supplemental cash flow information

Change in non-cash working capital:

March 31,

              March 31,

2005

                            2004

Accounts receivable

  $   1,094

$     (565)

Ore in process

         (474)

                                   (1,109)

Inventory

           (37)

                                        (84)

Prepaid and other assets

197

          60

Accounts payable and accrued

    liabilities

792

    (1,141)

1,592

    (2,839)

Other information:

Income taxes paid

    $  –

      $  –

8.

Comparative Figures

Certain of the 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.

9.

Subsequent Event

On May 4, the Company announced it had entered into an arrangement agreement with Aurora Platinum Corp. (“Aurora”) whereby the Company will acquire all outstanding shares of Aurora in exchange for FNX shares.  Upon closing of the transaction, the Company will issue 4.3 million shares, subject to certain adjustments, to acquire the shares of Aurora.

Corporate Information

Directors

James W. Ashcroft

Consulting Mining Engineer

Former President, Ontario Division, Inco Limited

Wayne G. Beach

Barrister and Solicitor

Robert D. Cudney

President and CEO

Northfield Capital Corporation

Ron Gagel, C.A.

Former Chief Financial Officer

Aur Resources Inc.

Duncan Gibson

Former Vice Chairman

TD Bank Financial Group

John Lydall

Former Managing Director Investment Banking

National Bank Financial

Terry MacGibbon

President and CEO

Terrence Podolsky

Consulting Geologist

Former VP Exploration, Inco Limited

Donald M. Ross

Chairman of Jones

Gable & Company

Officers

Terry MacGibbon, President and CEO

John C. Ross, C.A., Chief Financial Officer

James M. Patterson, Ph. D, P Geo., Vice President Exploration

David W. Constable, Vice President Investor Relations and Corporate Affairs

Head Office

55 University Avenue, Suite 700

Toronto, Ontario, Canada, M5J 2H7

Tel 416 628 5929, Fax 416 360 0550

Sudbury Field Office

1300 Kelly Lake Road

Sudbury, Ontario, Canada, P3E 5P4

Tel 705 671 1779, Fax 705 671 1137

Bank

The Royal Bank of Canada

Royal Bank Plaza

320 Bay Street

Toronto, Ontario, M5J 2J5

Transfer Agent

CIBC Mellon Trust Company

320 Bay Street

PO Box 903

Toronto, Ontario, M5H 4A6

Counsel

Goodman and Carr LLP

Suite 2300

200 King Street West

Toronto, Ontario, M5H 3W5

US Counsel

Skadden, Arps, Slate,

Meagher & Flow llp

Royal Bank Plaza, North Tower

Suite 1820

Toronto, Ontario, M5J 2J4

Auditors

KPMG LLP

Suite 3300

Commerce Court West

199 Bay Street

Toronto, Ontario, M5L 1B2

Listings

Toronto Stock Exchange

American Stock Exchange

Symbol “FNX”

Capitalization:

$463 million

(May 6, 2005)

Issued and Outstanding Shares:

50,308,669

(May 6, 2005)

Fully Diluted Shares:

53,167,169

(May 6, 2005)

Email:

info@fnxmining.com

Web Site:

www.fnxmining.com

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, John Ross, Chief Financial Officer, FNX Mining Company Inc., certify that:

1.

I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of FNX Mining Company Inc.  (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 9, 2005

/s/ J. Ross

Signature

John Ross

Chief Financial Officer

FNX Mining Company Inc.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Terry MacGibbon, Chief Executive Officer, FNX Mining Company Inc., certify that:

4.

I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of FNX Mining Company Inc.  (the issuer) for the interim period ending March 31, 2005;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 9, 2005

/s/ T. MacGibbon

Signature

Terry MacGibbon

Chief Executive Officer

FNX Mining Company Inc.